Exhibit (d)(vi)

WAIVER OF MONTHLY DEDUCTIONS RIDER

While this policy and rider are in force, The Guardian Insurance & Annuity Company, Inc. (GIAC) will waive the Monthly Deductions under this policy that become due while the insured is Totally Disabled, and in accordance with the provisions below. Before waiving any Monthly Deductions, GIAC must receive proof that Total Disability:

•	began before Age 65; and

•	has existed continuously for at least 6 months.

Definitions

Additional terms, not explained here, are defined in the Basic Policy.

Age 60 and Age 65: The Policy Anniversaries nearest the insured’s 60th and 65th birthdays.

Total Disability or Totally Disabled: The insured’s inability, due to bodily injury or disease to perform substantially all of the duties of an occupation for pay or profit.

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During the first full 60 months of disability, “Total Disability or Totally Disabled” means the insured is not able to perform substantially all of the duties of the insured’s regular occupation at the time disability begins.

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After the first full 60 months of disability, “Total Disability or Totally Disabled” means the insured is not able to perform substantially all of the duties of the insured’s occupation or any other occupation for which the insured is or becomes fitted by:

•	Education

•	training; or

•	experience.

•	Until the insured’s 25th birthday, occupation includes attending school full-time outside the home.

Presumptive Total Disability is:

•	the entire and irrevocable loss of the sight of both eyes; or

•	total and permanent loss of use of:

•	both hands;

•	both feet; or

•	one hand and one foot.

Waiver of Monthly Deductions

•	If Total Disability begins before Age 60, GIAC will waive each Monthly Deduction due while Total Disability continues.
•	If Total Disability begins on or after Age 60 but before Age 65, GIAC will waive each Monthly Deduction due during such disability until the later of:

•	Age 65; or

•	the end of 2 years from the beginning of such disability, if this 2 year period extends beyond Age 65.

GIAC will accept premium payments while Monthly Deductions are being waived under this policy.

Notice of Claim and Proof of Total Disability

GIAC must receive at the Customer Service Office in Good Order written notice of claim and proof of Total Disability. Any Monthly Deductions which become due before GIAC approves the notice of claim and proof of Total Disability will be deducted from the Policy Account Value, as described in this policy. After such approval, GIAC will credit to the Policy Account Value any Monthly Deductions that became due after Total Disability began. GIAC must approve such notice and proof.

The written notice of claim and proof of Total Disability must be received:

•	during the insured’s lifetime while Total Disability continues;

•	not later than one year after Total Disability began; and

•	not later than one year after this rider terminates.

Failure to give notice and proof within such time will not invalidate a claim if it is shown that both notice and proof were given as soon as reasonably possible. However, GIAC will not waive any Monthly Deductions due more than one year before receipt of notice and proof.

Proof of Continued Total Disability

At reasonable intervals, GIAC may require written proof of the continuance of Total Disability. GIAC may require that the insured be examined once each year by one of its medical examiners as part of any proof; any such exam will be at GIAC’s expense. If proof is not given as required, GIAC will consider the insured no longer disabled and no further Monthly Deductions will be waived.

05-WMD GIAC	Guardian Insurance and Annuity Company, Inc.	{POL NO}

However, further proof of such disability will not be required after Age 65 if:

•	all monthly deductions due between Age 60 and Age 65 have been waived;

•	such disability began before Age 60; and

•	such disability still exists at Age 65.

Policy Transactions

While Monthly Deductions are being waived, GIAC will not allow:

•	changes in the Face Amount, except for increases in Face Amount due to a Guaranteed Insurability Option Rider;

•	changes in the Death Benefit Option; and

•	the addition of riders.

Rider Cost

The cost of this rider is part of the Monthly Deduction under this policy. The cost of this rider on each Monthly Processing Date is equal to the product of (a) and (b), where:

•	(a) is the applicable factor shown on page 3, which is based on the insured’s sex, underwriting class of this rider, and Age on the Policy Date; and

•	(b) is the Monthly Deduction (excluding the cost of this rider).

The cost of this rider will cease when this rider terminates.

Face Amount Increases Due to a Guaranteed Insurability Option Rider

While the insured is Totally Disabled, the Face Amount may be increased due to a Guaranteed Insurability Option Rider.

Exclusions

GIAC will not waive Monthly Deductions under this policy if Total Disability results from:

•	an intentionally self-inflicted injury; or

•

war while the insured is in the military service or in any auxiliary or noncombatant unit serving with the military. War includes declared or undeclared war, or any armed conflict or resistance by any country or international organization.

Values

This rider has no cash or loan value.

The Contract

This rider is:

•	issued in consideration of the application;

•	attached to and made part of this policy; and

•	subject to all applicable provisions of this policy.

Issue Date

The Issue Date of this rider is the Issue Date of this policy. The contestable period is measured from the Issue Date. The effective date of this rider is the effective date of this policy.

Incontestability

GIAC will not contest this rider after it has been in force during the lifetime of the insured for 2 years from its Issue Date, excluding any period when the insured is Totally Disabled.

Termination

This rider will terminate on the earliest of:

•	the insured’s Age 65; however, this will not affect an eligible claim for waiver of Monthly Deductions occurring before that date;

•	the surrender, exchange or termination of this policy;

•	the Monthly Processing Date which follows GIAC’s receipt of written request in Good Order for termination. This rider must be sent to the Customer Service Office for cancellation.

05-WMD GIAC	Guardian Insurance and Annuity Company, Inc.	{POL NO}